EXHIBIT 1
                                                                       ---------

FOR IMMEDIATE RELEASE                                             6 October 2003


                             WPP GROUP PLC ("WPP")

                       rmg:connect acquires MDM in Germany

WPP announces that its wholly owned operating company rmg:connect, the leading relationship marketing network, has acquired 65% of the issued share capital of the German agency, MDM Mungenast Dialog Marketing ("MDM"), and has entered into options to acquire the balance.

Founded in 1980 and based in Stuttgart, MDM has a strong reputation for direct marketing and below the line services, and has specific expertise in the automotive sectors, mail-order houses and publishing companies. Clients include:
Gruner&Jahr, Reader's Digest and a member of the Otto mail-order house-group.

MDM employs 50 people and had revenues of euros 6.9 million for the year ended 31 December 2002 and net assets of euros 701,000 as at the same date.

This investment continues WPP's strategy of developing its direct, promotion and relationship marketing businesses through a combination of acquisition and organic growth.

For further information, please contact:

Feona McEwan, WPP                   44-20 7408 2204
www.wpp.com


                                      -4-